Lightscape Technologies Inc.
3/F., 80 Gloucester Road
Wanchai, Hong Kong

September 30, 2008

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549
USA

Attention: Angela Crane

Dear Madam:

Re:	Lightscape Technologies Inc.
Form 10-KSB for the year ended March 31, 2008
Filed July 14, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Filed August 14, 2008
File No. 000-30299

     Thank you for your letter of September 17, 2008 with respect to the above filings filed by Lightscape Technologies Inc. (the “Company”). The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of September 17, 2008.

Form 10-KSB for the Year Ended March 31, 2008

Financial Statements, page 36

Consolidated Statements of (Operations) Income, page 42

4.

Refer to our prior comment 4. We noted your response to our prior comment and agree with your conclusions that the fixed asset disposal losses and intangible asset impairment charges recorded during the year ended March 31, 2008 are required to be presented as components of income (loss) from continuing operations. Please tell us why you believe your current presentation of the items as other income or expenses is appropriate. Note the guidance at Question 2 of SAB Topic 5 (P)(3) which discusses whether a registrant may present a charge which relates to assets or activities for which the associated revenues and expenses have historically been included in operating income as an item of “other expense” in their income statement. Revise future filings as necessary based on our concerns.

Loss on disposal of plant and equipment

According to our interpretation, Question 2 of SAB Topic 5(P)(3) relates to income statement presentation of restructuring charges only. While the Company discontinued certain of its operations for the year ended March 31, 2008, loss on disposal of plant and equipment of $3,728 relates to disposal of plant and equipment in the ordinary course of business of the Company, which did not form part of the discontinued operations. As a result, the Company believes that the current presentation of loss on disposal of plant and equipment is appropriate.

Impairment loss on intangible assets

The Company believes that the presentation of an impairment loss on intangible assets recognized by the Company during the year ended March 31, 2008 is appropriate, having regard to the fact that these losses are infrequent and non-recurring. Since those intangible assets are subject to amortization, the Company considers such loss as infrequent for our continuing operations. As a result, in our opinion such loss should not be included in the sub-total of “(loss) income from operations” and should be disclosed in a separate line before “(Loss) income from continuing operations before income tax and minority interests” in accordance with the general requirement of SFAS 144 and APB No. 30.

In addition, question 2 of SAB Topic 5(P)(3) relates to income statement presentation of restructuring charges only. Again, while the Company discontinued certain of its operations for the year ended March 31, 2008, impairment loss on intangible assets of $689,204 relates to impairment loss on intangible assets in the ordinary course of business of the Company, which did not form part of the discontinued operations. As a result, the Company believes that the current presentation of impairment loss on intangible assets is appropriate.

However, if management considers that impairment loss on intangible assets (if any) is no longer considered infrequent and non-recurring (having regard to the prevailing circumstances), presentation of this item in future filings will be included in loss from operations, as per your concerns.

We look forward to any further comments you may have with respect to our responses.

Yours truly,

Per: /s/ Bondy Tan
Name: Bondy Tan
Title: President and Chief Executive Officer
Lightscape Technologies Inc.